# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PHX MINERALS INC., CIK 0000315131
CUSIP: 69291A100
Title of class of securities: Class A Common Stock, par value $0.01666 per share
Address of issuer's principal executive offices: 1320 SOUTH UNIVERSITY DRIVE, SUITE 720, FORT WORTH, Texas (TX), 76107
Date of event which requires filing of this statement: 09/24/2021
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001884495

## Reporting persons
- SRP CAPITAL ADVISORS, LLC: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SRP Opportunities II, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SRPO-II Partners I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SRP Opportunities II GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SRPO-II Partners I GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SRPO-II Manager, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Crestwood Exploration Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Palmetto Investment Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Palmetto Investment Partners II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CWEP-SRPOII Investments, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PIP-SRPOII Investments, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0
- PIPII-SRPOII Investments, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Turner Ryan A: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: PHX MINERALS INC.
Address of issuer's principal executive offices: 1320 SOUTH UNIVERSITY DRIVE, SUITE 720, FORT WORTH, TEXAS, 76107

## Item 2. Person Filing
Name of person filing:
All shares reported as beneficially owned by each reporting person were sold during the second quarter of 2025. Accordingly this is the final filing of Schedule 13G for the reporting persons with respect to the Issuer.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

Please refer to attached document for the remainder of Item 2a.
Address of principal business office or, if none, residence: 3811 Turtle Creek Blvd., Suite 1100, Dallas, Texas, 75219
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 4 on the cover page(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SRP CAPITAL ADVISORS, LLC: /s/ Ryan Turner, Manager (08/14/2025)
- SRP Opportunities II, LP: /s/ Ryan Turner, Managing Person (08/14/2025)
- SRPO-II Partners I, LP: /s/ Ryan Turner, Managing Person (08/14/2025)
- SRP Opportunities II GP, LP: /s/ Ryan Turner, Managing Person (08/14/2025)
- SRPO-II Partners I GP, LP: /s/ Ryan Turner, Managing Person (08/14/2025)
- SRPO-II Manager, LP: /s/ Ryan Turner, Managing Person (08/14/2025)
- Crestwood Exploration Partners, LLC: /s/ Ryan Turner, Manager (08/14/2025)
- Palmetto Investment Partners, LLC: /s/ Ryan Turner, Manager (08/14/2025)
- Palmetto Investment Partners II, LLC: /s/ Ryan Turner, Manager (08/14/2025)
- CWEP-SRPOII Investments, LLC: /s/ Ryan Turner, Manager (08/14/2025)
- PIP-SRPOII Investments, LLC: /s/ Ryan Turner, Manager (08/14/2025)
- PIPII-SRPOII Investments, LLC: /s/ Ryan Turner, Manager (08/14/2025)
- Turner Ryan A: /s/ Ryan Turner, Manager/Managing Person (08/14/2025)